Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2920, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

ISLAND GOLD DEEP 43-101 REPORT FILED ON SEDAR; NEW DRILL RESULTS CONTINUE TO SHOW ISLAND GOLD MINE DEEP POTENTIAL

MONTREAL, Quebec, Canada, April 12, 2013 – Richmont Mines Inc. (TSX – NYSE MKT: RIC), (“Richmont” or the “Corporation”) is pleased to announce additional Island Gold Deep drill results, and that the 43-101 technical report for the Island Gold Deep Mineral Resource estimate, published February 25, 2013, has been filed on SEDAR (www.sedar.com).

Highlights:

  C Zone unpublished drill results included in the January 2013 Island Gold Deep C Zone Mineral Resource estimate include (all cut grades over true widths): 36.91 g/t Au over 2.05 metres, 20.06 g/t Au over 4.48 metres, 15.50 g/t Au over 5.25 metres, 6.94 g/t Au over 11.87 metres, and 25.73 g/t Au over 2.02 metres;

  New C Zone drill results not incorporated in the resource include (all cut grades over true widths): 7.94 g/t Au over 5.75 metres, 7.28 g/t Au over 8.90 metres and 9.41 g/t Au over 2.73 metres;

  Additional new drill results include (all cut grades over true widths): 20.64 g/t Au over 3.40 metres, 17.48 g/t Au over 3.32 metres, 17.53 g/t Au over 3.06 metres, 13.64 g/t Au over 9.62 metres and 10.04 g/t Au over 6.20 metres in presently undefined zones, which are sub-parallel to the C Zone (referred to as “X” Zone);

  A 43-101 technical report for the C Zone Inferred Mineral Resource estimate as of January 25, 2013, and published on February 25, 2013 (Island Gold Deep project), has been filed on SEDAR
  (www.sedar.com);

  There are currently 3 drill rigs active on the Island Gold Deep project from underground drill stations.

Paul Carmel, President and CEO, commented: “We are very pleased with the continued strong drill results at depth at Island Gold, as they reaffirm our confidence in the long-term potential to increase the mine life of this operation. We have not defined the limits of the various zones, and our goal is to expand this project’s existing inferred Mineral Resource of 508,000 gold ounces at a grade of 10.73 g/t Au, released in February. To this end, we will be drilling 39,000 metres in 2013, and have begun work on an underground exploration drift that, once completed, will allow for better drilling access to the area between the two dykes on the property. The dykes occur at the eastern boundary of the currently defined deep resource. They are post-mineralized structures and they cut the mineralization perpendicularly, as witnessed in the upper horizons of the mine (see longitudinal). I am also pleased to say that work to extend the ramp to access the Deep C Zone has begun.”

Chart 1: Longitudinal Section – Island Gold Mine: Deep drilling exploration results

ISLAND GOLD DEEP 43-101 REPORT FILED ON SEDAR; NEW DRILL RESULTS CONTINUE TO SHOW ISLAND GOLD MINE DEEP POTENTIAL
April 12, 2013

TABLE 1: NEW ISLAND GOLD DEEP DRILL RESULTS(1)
NOT INCLUDED IN JANUARY 2013 INFERRED MINERAL RESOURCE ESTIMATE
				True	Uncut	Cut		Vertical depth
Hole	Length	From	To	Width	Grade	Grade(2)	Zone(3)	of Intersection
Number	(metres)	(metres)	(metres)	(metres)	(g/t Au)	(g/t Au)		(metres)
400-514-08	588.00	411.93	417.34	3.06	45.45	17.53	X	702
	including	412.23	413.01	0.44	268.69	75.00
400-514-11	804.00	714.90	719.90	2.02	6.97	6.97	X	1,002
	including	718.70	719.30	0.24	42.68	42.68
400-514-13A	683.20	570.00	576.60	3.25	5.70	5.70	X	860
400-514-23	645.00	489.58	496.33	3.32	29.49	17.48	X	793
	including	489.58	489.98	0.20	134.00	75.00
	including	494.80	495.83	0.51	125.46	69.60
		616.48	627.00	5.30	47.59	10.11	X	895
	including	616.48	617.26	0.39	580.50	75.00
400-514-26	531.00	392.91	399.45	4.47	5.00	5.00	C	654
	including	398.47	398.81	0.23	54.70	54.70
400-514-28	696.20	662.66	671.36	3.87	1.56	1.56	C	955
400-516-03	435.00	324.60	333.55	5.75	7.94	7.94	C	622
	including	326.00	326.80	0.51	42.80	42.80
400-516-04	558.00	399.00	407.28	4.69	4.03	4.03	C	695
	including	421.50	430.00	5.00	4.27	4.27	X	759
400-516-06W1	576.00	499.88	520.00	8.90	7.28	7.28	C	817
	including	500.60	501.14	0.24	54.59	54.59
425-487-08	846.00	780.72	792.50	3.40	20.99	20.64	X	1,148
425-487-11	598.81	430.00	442.50	6.20	10.04	10.04	X	766
425-487-12	667.00	506.64	513.52	2.74	5.82	5.82	X	848
	including	508.00	508.62	0.25	40.60	40.60
		524.00	529.15	2.06	12.88	9.39	X	862
	including	525.00	526.00	0.40	120.00	75.00
		594.82	600.60	2.33	3.42	3.42	X	921
435-478-01	690.00	536.00	541.50	2.60	7.98	7.98	X	884
		584.40	590.70	3.06	5.06	5.06	X	922
435-478-06	783.00	551.66	560.00	2.73	15.25	9.41	C	937
	including	552.54	553.00	0.15	181.00	75.00
		578.00	583.15	1.74	14.58	13.45	X	959
	including	582.65	583.15	0.17	86.62	75.00
		617.55	622.15	1.53	5.77	5.77	X	993
		626.15	648.95	7.62	5.13	5.13	X	1,009
		700.00	708.00	2.76	6.05	6.05	X	1,066
425-487-14	550.00	470.20	481.00	5.64	7.56	7.56	X	807
425-487-15	576.00	456.70	465.33	4.36	6.37	5.39	X	793
	including	458.93	459.28	0.18	99.25	75.00

ISLAND GOLD DEEP 43-101 REPORT FILED ON SEDAR; NEW DRILL RESULTS CONTINUE TO SHOW ISLAND GOLD MINE DEEP POTENTIAL
April 12, 2013

TABLE 1: NEW ISLAND GOLD DEEP DRILL RESULTS(1)
NOT INCLUDED IN JANUARY 2013 INFERRED MINERAL RESOURCE ESTIMATE
				True	Uncut	Cut		Vertical depth
Hole	Length	From	To	Width	Grade	Grade(2)	Zone(3)	of Intersection
Number	(metres)	(metres)	(metres)	(metres)	(g/t Au)	(g/t Au)		(metres)
425-487-17	600.54	398.00	402.65	2.09	5.66	5.66	X	752
		466.00	475.10	4.20	4.08	4.08	X	807
		533.23	553.50	9.62	20.45	13.64	X	863
	including	544.16	544.60	0.21	344.89	75.00
	including	548.48	549.12	0.30	105.06	75.00
435-478-05	615.00	390.70	394.10	1.85	2.32	2.32	X	721
435-478-08A	468.00	330.00	334.12	2.61	6.23	6.23	C	668
435-478-09	666.00	575.25	581.20	1.75	1.49	1.49	C	971
GD-468-01W1	1,176.00	975.32	979.23	1.75	14.01	9.45	X	945
		983.29	987.65	1.95	11.80	9.57	X	953
	including	987.29	987.65	0.16	102.02	75.00
TOTAL	13,762.75
(1)	Please see the Regulation 43-101 at the end of this release for full analysis details.
(2)	High values are cut at 75 g/t.
(3)	“X” corresponds to presently undefined zones, sub-parallel to the C Zone, and found mainly in the hanging wall of the C Zone.

Table 2 below includes previously unpublished drill results for the C Zone that are included in the Inferred Mineral resource estimate that was announced on February 25, 2013, the details of which are outlined in the 43-101 technical report filed on SEDAR (www.sedar) on April 11, 2013. Of particular note are the several high gold grades that were subjected to the 75 g/t cut-off.

TABLE 2: ISLAND GOLD DEEP – C ZONE DRILL RESULTS(1)
INCLUDED IN JANUARY 2013 INFERRED MINERAL RESOURCE ESTIMATE
				True	Uncut	Cut		Vertical depth
Hole	Length	From	To	Width	Grade	Grade(2)	Zone	of Intersection
Number	(metres)	(metres)	(metres)	(metres)	(g/t Au)	(g/t Au)		(metres)
400-514-03	486.00	405.27	408.87	2.05	106.15	36.91	C	700
	including	406.05	407.75	0.97	221.63	75.00
400-514-10	480.00	374.37	380.70	4.48	61.92	20.06	C	632
	including	378.50	379.90	0.99	264.24	75.00
400-514-13A	683.20	535.76	546.50	5.25	18.19	15.50	C	835
	including	535.76	537.03	0.62	86.20	63.45
400-514-15	732.00	682.00	691.20	3.62	17.51	10.89	C	986
	including	683.77	684.90	0.45	128.88	75.00
400-514-21D	669.00	496.20	517.00	11.19	10.15	9.00	C	783
	including	499.20	500.56	0.73	82.25	64.55
400-514-22	555.00	502.17	513.08	6.15	2.78	2.78	C	783
425-514-23	645.00	541.52	552.76	5.64	10.16	9.78	C	836
	including	541.52	542.53	0.51	76.10	71.86

ISLAND GOLD DEEP 43-101 REPORT FILED ON SEDAR; NEW DRILL RESULTS CONTINUE TO SHOW ISLAND GOLD MINE DEEP POTENTIAL
April 12, 2013

TABLE 2: ISLAND GOLD DEEP – C ZONE DRILL RESULTS(1)
INCLUDED IN JANUARY 2013 INFERRED MINERAL RESOURCE ESTIMATE
				True	Uncut	Cut		Vertical depth
Hole	Length	From	To	Width	Grade	Grade(2)	Zone	of Intersection
Number	(metres)	(metres)	(metres)	(metres)	(g/t Au)	(g/t Au)		(metres)
425-487-11	598.81	383.72	393.00	4.54	8.30	8.30	C	730
425-487-12	667.00	474.00	504.00	11.87	9.97	6.94	C	831
	including	480.00	480.95	0.38	93.20	75.00
	including	501.00	501.60	0.24	198.00	75.00
425-487-13	576.00	356.50	366.50	5.76	3.69	3.69	C	659
425-487-14	550.00	410.09	414.43	2.22	10.65	10.65	C	759
425-487-15	576.00	410.78	415.80	2.49	4.72	4.72	C	756
425-487-17	600.54	436.42	451.00	6.62	5.81	5.81	C	786
425-487-18	489.00	353.90	360.75	4.01	410.21	8.83	C	686
		354.30	354.60	0.18	9,240.00	75.00	C	686
435-478-02	700.81	476.55	485.21	3.05	15.18	11.58	C	867
	including	480.26	480.83	0.20	119.00	75.00
	including	483.81	484.26	0.16	88.40	75.00
435-478-03	489.00	390.10	394.52	2.02	94.78	25.73	C	727
	including	390.40	391.90	0.69	270.07	66.60
435-478-04	549.00	337.54	341.04	1.99	4.42	4.42	C	698
435-478-05	615.00	383.20	386.90	2.00	3.12	3.12	C	716
GD-468-01W1	1,176.00	1,057.60	1,062.00	2.01	3.18	3.18	C	1,023
TOTAL	11,847.36
(1)	Included in Inferred Resource estimate published February 25, 2013. Please see the Regulation 43-101 at the end of this release for full analysis details.
(2)	High values are cut at 75 g/t.

Additional details about the Island Gold Mine Property
The 84.4 km2 (8,444 hectare) Island Gold property is located 83 km northeast of Wawa, Ontario. Ore from the Island Gold Mine is processed at Richmont’s on-site mill, an 850 tonne per day rated CIP facility. Since Island Gold began commercial production in October 2007, Richmont has produced more than 225,000 ounces of gold. Underground operations are accessed via a ramp, and the mine’s infrastructure currently reaches a vertical depth of approximately 400 metres. As of December 31, 2012, the Island Gold Mine had a total of 191 employees.

About Richmont Mines Inc.
Richmont Mines has produced over 1,300,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from the Island Gold Mine in Ontario and the Beaufor Mine in Quebec and is advancing two gold projects, the W Zone project and the Monique Gold Project. With extensive experience in gold exploration, development and mining, the Corporation is well positioned to cost-effectively build its Canadian reserve base through a combination of organic growth, strategic asset acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

ISLAND GOLD DEEP 43-101 REPORT FILED ON SEDAR; NEW DRILL RESULTS CONTINUE TO SHOW ISLAND GOLD MINE DEEP
POTENTIAL
April 12, 2013
Page 5 of 5

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The reserve and resource estimates in this press release were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

Regulation 43-101
The exploration program was conducted by qualified persons as defined by Regulation 43-101. Specifically, the program was overseen by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, who is a Qualified Person as defined by Regulation 43-101, and an employee of Richmont Mines Inc. Mr. Adam verified and approved the information in this press release. The analyses were conducted at Activation Laboratories Ltd. in Geraldton, Ontario, and at the Lab Expert laboratory in Rouyn-Noranda, Quebec, by means of fire assay fusion with atomic absorption (AA) and gravimetric finish.

For more information, please contact:

Investor Relations:	Media:
Jennifer Aitken	Francis Beauvais
RICHMONT MINES INC.	RICHMONT MINES INC.
Phone: 514 397-1410 ext. 101	Phone: 819 797-2465
E-mail: jaitken@richmont-mines.com	E-mail: fbeauvais@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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